Exhibit 23

NEWS

	10431 72nd Street Largo, FL 33777	One Bausch & Lomb Place Rochester, NY 14604-2701

BAUSCH & LOMB LICENSES EXCLUSIVE WORLDWIDE RIGHTS

TO MULTIFOCAL SOFT CONTACT LENS FROM UNILENS VISION INC.

FOR RELEASE FRIDAY, OCTOBER 26, 2001

ROCHESTER, N.Y. and LARGO, FLA. – Bausch & Lomb (NYSE:BOL) and Unilens Vision Inc. (CDNX:UVI) today announce that Bausch & Lomb has licensed the exclusive worldwide rights to a patented multifocal soft contact lens design from Unilens Vision’s wholly owned subsidiary, Unilens Corp., USA.

Under the terms of the agreement, Bausch & Lomb will develop, manufacture and market a cast-molded multifocal soft contact lens using the Unilens technology. For this, Bausch & Lomb will pay Unilens a royalty, ranging from 3 percent to 5 percent, of the product’s worldwide sales. Bausch & Lomb will complete the development and, pending regulatory approval, will introduce this cast-molded multifocal soft contact lens for frequent replacement within the next year.

From its Largo, Florida, headquarters, Unilens Corp., USA, will continue to develop, manufacture and market several lathe-cut multifocal contact lenses for annual and frequent replacement including its most successful lens, the Unilens E M A.

“We are very pleased to have signed a license agreement with an industry-leading global healthcare company for the eye,” said Al Vitale, Unilens CEO. “The license agreement will allow Unilens to continue to focus resources on the development of innovative new specialty lens products.”

The addition of this multifocal soft lens “nicely complements Bausch & Lomb’s existing frequent replacement products,” said Michael Mulgrew, global category leader for contact lenses at Bausch & Lomb. “In the same way that our SofLens66™ toric lens met the vision correction, comfort and convenience needs for people with astigmatism, this new lens will meet the needs of the baby boomer generation, whose members are facing presbyopia. This multifocal, frequent replacement soft contact lens will be a real alternative to monovision, the contact lens choice most often made today.”

More . . .

BAUSCH & LOMB LICENSES EXCLUSIVE WORLDWIDE RIGHTS

TO MULTIFOCAL SOFT CONTACT LENS FROM UNILENS VISION INC.

Bausch & Lomb Media Contact: Margaret Graham 716-338-5469 margaret.graham@bausch.com	Unilens Media & IR Contact: Michael Pecora 727-544-2531 unilensmp@aol.com	Bausch & Lomb Investor Relations Contact: Barbara M. Kelley 716-338-5386 office 716-621-7141 home barbara.kelley@bausch.com

Established in 1989, Unilens Vision Inc, through its wholly owned subsidiary Unilens Corp., USA, manufactures and markets specialty contact lenses under the Unilens, Sof-Form, and Lombart brands. Unilens products are marketed worldwide. Additional information about the company may be found on the Unilens Worldwide Web site at <www.unilens.com>. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Bausch & Lomb Incorporated is the preeminent global technology-based healthcare company for the eye, dedicated to helping consumers see, look and feel better through innovative technology and design. Its core businesses include soft and rigid gas permeable contact lenses, lens care products, ophthalmic surgical and pharmaceutical products. The company is advantaged with some of the most respected brands in the world starting with its name, Bausch & Lomb®, and including SofLens™, PureVision™, Boston®, ReNu®, Storz® and Technolas™. Founded in 1853 in Rochester, N.Y., where it continues to have its headquarters, the company has annual revenues of approximately $1.8 billion and employs approximately 12,000 people in more than 50 countries. Bausch & Lomb products are available in more than 100 countries around the world. Additional information about the company can be found on Bausch & Lomb’s Worldwide Web site at <www.bausch.com>.